UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Broadwind Energy, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	0-31313	88-0409160
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3240 South Central Avenue, Cicero, IL	60804
(Address of Principal Executive Offices)	(Zip Code)

David W. Fell
Vice President, General Counsel and Secretary
Broadwind Energy, Inc.
3240 S. Central Avenue

Cicero, IL 60804
(708) 780-4800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Broadwind Energy, Inc. (together with its wholly-owned subsidiaries, the “Company”) evaluated the Company’s current product lines and determined that “conflict minerals,” as defined in applicable Securities and Exchange Commission rules, are necessary to the functionality or production of certain products the Company manufactures or contracts to manufacture.  The survey of the Company’s suppliers determined that such products are “DRC Conflict Undeterminable,” and as a result the Company has filed a Conflict Minerals Report.

Item 1.02  Exhibit

A copy of our Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at: www.bwen.com.

Section 2 - Exhibits

Item 2.01 Exhibits

The following is a list of the Exhibits filed herewith.

Exhibit Number	Description of Exhibit

1.02	Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2014	Broadwind Energy, Inc.

	By:	/s/ Stephanie K. Kushner
	Name:	Stephanie K. Kushner
	Title:	Chief Financial Officer